EXHIBIT 99.1

An Evolution in Automated CO2 Laser Surgery

Lumenis announces 510(k) approval for the new AcuPulse CO2 Laser with SurgiTouch Automation System

January 5th, 2009 – Santa Clara, CA, USA

Lumenis Inc., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced today the FDA approval and market introduction of its new AcuPulse CO2 Laser for ENT, Gynecology, Neurosurgery, General Surgery and Aesthetic medicine.

AcuPulse represents an evolution in automated CO2 laser surgery. Benefiting from years of experience with the Sharplan Compact product line, the AcuPulse was designed to create a new standard in treatment convenience for the physician and the nursing staff alike. Considering human factors and efficacy as major concept goals, automation and robotics features are controlled from a large area video screen that assures simple communication with the user.

“We are pleased to provide the groundbreaking AcuPulse with the SurgiTouch automation system.” said Mr. Dov Ofer, Lumenis’ Chief Executive Officer, “physicians can achieve reproducible outcomes at the push of a button by simply selecting the laser application on an intuitive user interface. A mix of animated and real videos can be displayed showing various laser procedures, allowing for quick familiarization across specialties.”

With the AcuPulse CO2 laser and SurgiTouch automation system, surgeons can now focus on the surgery – not the laser set-up. Attention has also been paid to the needs of the operating room staff. Video animations display the assembly instructions for various laser accessories, making it simple for new staff to become quickly familiar with the system. “In a busy environment like ours where many nurses rotate between operating rooms, this is an invaluable feature that assure quick readiness of the AcuPulse and improves operating room turn over. In addition, I like its wide range of automated procedures which makes it easy to train my residents”, said Prof. Marc Remacle, Otolaryngologist – University Hospital of Mont-Godinne, Yvoir, Belgium.

“Ergonomic and human factors were heavily considered at the outset of the project as these provide a tremendous benefit to surgeons and their patients” said Mr. Lloyd Diamond, Senior Vice President and General Manager of Lumenis’ Surgical Business Unit. “This is everybody’s own “unique” laser. Personalized log-in with password stores individual settings and preferences” said Diamond. A “My Settings” feature allows storage of treatment pearls and other data. This automation and simplified use will drive laser treatment as a routine line therapy as the AcuPulse reduces complexities of the past.” “The AcuPulse laser is a valuable addition to the Lumenis CO2 surgical offering further protecting our worldwide leadership position in the markets we serve.”

About Lumenis
Lumenis is Israel’s largest medical device company with more than 800 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems.

For Further Information Contact:

Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com